Exhibit 21.1

List of Subsidiaries

Subsidiaries

Name	Jurisdiction of Incorporation
Hailiang Education (HK) Limited	Hong Kong

Zhejiang Hailiang Education Consulting and Services Co., Ltd.	People’s Republic of China (“PRC”)

Affiliated Entities

Name	Jurisdiction of Incorporation
Zhejiang Hailiang Education Investment Co., Ltd.	PRC

Zhuji Hailiang Foreign Language School	PRC

Zhuji Private High School	PRC

Tianma Experimental School	PRC